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12014626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 Washington, DC 108

SEC FILE NUMBER
~~8- B-0241100~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th FL
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Brian Pollard, President & Managing Director — (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

65 E. State Street, Suite 600	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/4

OATH OR AFFIRMATION

I, T. Brian Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Managing Director

Title

Notary Public

ASHLEY WALTERS
NOTARY PUBLIC. STATE OF OHIO
MY COMMISSION EXPIRES APRIL 6, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lancaster Pollard & Co.
(a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.)

Financial Report
with Additional Information

December 31, 2011

plante moran

Lancaster Pollard & Co.
(a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.)

Financial Report
with Additional Information

December 31, 2011

plante
moran

Contents

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Lancaster Pollard & Co.

We have audited the accompanying balance sheet of Lancaster Pollard & Co. (the "Company") as of December 31, 2011 and 2010 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Co. at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the financial statements, the Company has disclosed contingencies related to legal proceedings, the outcome for which is uncertain and cannot be reasonably estimated at the date of this report.

Plante & Moran, PLLC

February 27, 2012

Lancaster Pollard & Co.

Balance Sheet

		December 31, 2011		December 31, 2010
Assets				
Cash and cash equivalents	$	2,831,250	$	3,888,926
Accounts receivable		61,375		91,607
Due from related parties (Note 5)		454,595		421,691
Investment (Note 9)		150,000		-
Prepaid expenses		74,090		56,441
Property and equipment (Note 2)		397,333		358,036
Total assets	**$**	**3,968,643**	**$**	**4,816,701**
Liabilities and Stockholder's Equity				
Liabilities				
Deferred revenue	$	282,064	$	432,667
Accounts payable		86,787		134,823
Customer deposits and advances		244,500		282,500
Accrued liabilities:				
Compensation		255,768		592,045
Rent		107,115		133,346
Other		16,480		23,350
Total liabilities		992,714		1,598,731
Stockholder's Equity (Note 3)		2,975,929		3,217,970
Total liabilities and stockholder's equity	**$**	**3,968,643**	**$**	**4,816,701**

Lancaster Pollard & Co.

Statement of Operations

	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue		
Financial advisory	$ 2,351,403	$ 3,368,420
Trading commissions (Note 5)	2,224,868	2,217,873
Remarketing fees	794,320	1,208,172
Underwriting fees	683,398	1,674,986
Management fees (Note 5)	4,117,024	3,407,100
Interest income	3,038	62,415
Other	279,837	248,725
Total revenue	10,453,888	12,187,691
Expenses		
Employee compensation and benefits (Note 6)	5,727,798	6,451,237
Occupancy expense (Note 4)	685,961	655,324
Professional fees	475,717	57,638
Advertising	353,084	318,734
Supplies and office expense	243,832	242,163
Underwriting and processing expenses	201,624	165,926
Taxes, dues, and licenses	93,728	71,037
Travel and entertainment	537,565	500,959
Other	160,082	85,005
Total expenses	8,479,391	8,548,023
Net Income	**$ 1,974,497**	**$ 3,639,668**

Statement of Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance - January 1, 2010	$ 500	$ 39,500	$ 1,956,382	$ (26,285)	$ 1,970,097
Comprehensive income:					
Net income	-	-	3,639,668	-	3,639,668
Change in unrealized loss on investments	-	-	-	26,285	26,285
Total comprehensive income					3,665,953
Distributions	-	-	(2,418,080)	-	(2,418,080)
Balance - December 31, 2010	500	39,500	3,177,970	-	3,217,970
Net income	-	-	1,974,497	-	1,974,497
Distributions	-	-	(2,216,538)	-	(2,216,538)
Balance - December 31, 2011	**$ 500**	**$ 39,500**	**$ 2,935,929**	**$ -**	**$ 2,975,929**

Statement of Cash Flows

	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash Flows from Operating Activities		
Net income	$ 1,974,497	$ 3,639,668
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	92,401	94,620
Loss on disposal of property and equipment	638	7,262
Gain on sale of investments	-	(8,619)
Changes in operating assets and liabilities which provided (used) cash:		
Accounts receivable	30,232	(60,554)
Prepaid expenses	(17,649)	11,064
Deferred revenue	(150,603)	(80,502)
Accounts payable	(48,036)	(295,078)
Customer deposits and advances	(38,000)	(74,751)
Accrued compensation	(336,277)	209,736
Accrued rent	(26,231)	(26,231)
Other accrued liabilities	(6,870)	4,899
Net cash provided by operating activities	1,474,102	3,421,514
Cash Flows from Investing Activities		
Purchase of property and equipment	(132,336)	(96,569)
Purchase of investment	(150,000)	-
Proceeds from sales of investments	-	355,000
Due from related parties	(32,904)	(250,246)
Net cash (used in) provided by investing activities	(315,240)	8,185
Cash Flows from Financing Activities - Distributions paid	(2,216,538)	(2,418,080)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,057,676)	1,011,619
Cash and Cash Equivalents - Beginning of year	3,888,926	2,877,307
Cash and Cash Equivalents - End of year	**$ 2,831,250**	**$ 3,888,926**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Co. (the "Company") is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities as well as financial consulting and interest rate swap transactions, primarily to the healthcare and senior living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Austin, Denver, Kansas City, Los Angeles, and Philadelphia.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2011 or 2010.

Investments - The Company has an investment in one debt security which is classified as available for sale and is carried at fair value. At December 31, 2011, the amortized cost and fair value of the securitized debt obligation totaled $150,000. The security matures on April 20, 2018.

During 2010, the Company liquidated its available-for-sale investment in mutual funds.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is billed on a quarterly or an annual basis and is recognized in the period in which the services are provided. Deferred revenue consists of unearned remarketing fees collected in advance by the Company.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Customer Deposits and Advances - Customer deposits include good faith deposits. When the customer transaction closes, the good faith deposits are recognized into income in accordance with the contractual terms. If a deal is deemed to be no longer viable, the deposit is recognized in accordance with the contractual terms (ie. recognized as revenue or refunded to the customer).

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company. The Company is registered in Ohio as a dealer of intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in the municipalities in which it operates.

Cash Equivalents - The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Reclassification - Certain 2010 amounts have been reclassified to conform to the 2011 presentation.

Subsequent Events - The financial statements and related disclosures include evaluation of events up through and including February 27, 2012, which is the date the financial statements were available to be issued.

Note 2 - Property and Equipment

Major classes of property and equipment are as follows:

	2011	2010	Depreciable Life - Years
Leasehold improvements	$ 35,064	$ 35,064	7
Furniture, fixtures, and equipment	789,199	670,887	5-10
Total cost	824,263	705,951	
Accumulated depreciation	(426,930)	(347,915)	
Net property and equipment	$ 397,333	$ 358,036	

Depreciation expense was $92,401 for 2011 and $94,629 for 2010.

Note 3 - Common Stock

At December 31, 2011 and 2010, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2011 and 2010, 100 shares were issued and outstanding.

Note 4 - Operating Leases

The Company leases office facilities and vehicles under operating lease agreements expiring at various dates through October 2017. Lease expense pursuant to these agreements for 2011 and 2010 was $591,141 and $546,469, respectively.

A summary of future minimum lease payments is as follows:

Years Ending December 31	Amount
2012	$ 691,725
2013	670,810
2014	551,355
2015	285,733
2016	74,763
2017	63,423
Total	$ 2,337,809

Note 5 - Related Party Transactions

The Company generated $4,117,024 and $3,407,100 in management fees from companies under common ownership during the years ended December 31, 2011 and 2010, respectively. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. At December 31, 2011 and 2010, the related party receivables for management fees were $454,595 and $421,691, respectively.

The Company also received $2,182,336 and $2,058,603 in trading desk commissions from a company under common ownership during the years ended December 31, 2011 and 2010, respectively. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

Note 6 - 401(k) Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $169,217 and $126,350 for the years ended December 31, 2011 and 2010, respectively. The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the years ended December 31, 2011 and 2010. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

Note 7 - Contingencies

The Company accrues for contingencies related to litigation in accordance with ASC 450-20, *Loss Contingencies*, which requires the Company to assess contingencies to determine the degree of probability and range of possible loss. A loss contingency is accrued in the Company's financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly sensitive and requires judgments about future events.

The Company has been named as a defendant in six separate legal proceedings (the "Lehman Litigation") relating to certain interest rate swap agreements entered into by current or former clients of the Company with Lehman Brothers Special Financing Inc. ("LBSF"), a subsidiary of Lehman Brothers Holdings Inc. ("LBH"). LBSF and LBH both filed a petition for bankruptcy relief on October 3, 2008 (the "Lehman Bankruptcy Petition").

Upon the Lehman Bankruptcy Petition filing, the Company assisted clients with terminating their respective swap agreements with LBSF. Subsequently, LBSF has taken the position that some of those terminations were not effective. LBSF has taken the position that when the Company's current or former clients failed to make the scheduled monthly payments, the Company's clients breached the swap agreements. Some of those current or former clients have filed lawsuits against the Company seeking reimbursement of monetary damages related to the purported ineffective swap terminations.

To date, the Company has been advised that four of the plaintiffs in the Lehman Litigation have entered into settlement agreements with LBSF. The Company understands that three of those plaintiffs have settled for an aggregate amount of up to $5,775,000 and that the fourth plaintiff has settled for an undisclosed amount. The Company is unaware of the other two plaintiffs' settlement discussions with LBSF.

Note 7 - Contingencies (Continued)

The Company believes the claims against it are defensible and has filed claims against the legal firm which advised the Company on all matters related to the swap transactions. The Company is unable to determine with certainty the outcome or resolution of these matters and is unable to reasonably estimate an expected loss, if any, related to these matters given the current status of the legal proceedings.

Note 8 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital (as defined) of the greater of 6.67 percent of aggregate indebtedness (as defined) or $100,000. The Company is also required to maintain a ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, which shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company was in compliance with both minimum requirements. At December 31, 2011 and 2010, the Company had net capital of $1,807,641 and $2,058,319, respectively, and its aggregate indebtedness to net capital ratio was 0.55 to 1 and 0.78 to 1 at December 31, 2011 and 2010, respectively.

Note 9 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include forecasted future cash flows, interest rates and discount rates.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Note 9 - Fair Value (Continued)

The Company measures its investment in a debt security at fair value on a recurring basis. The fair value of security is based primarily on Level 2 inputs as described above.

Additional Information

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Additional Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

We have audited the financial statements of Lancaster Pollard & Co. (a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.) as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 27, 2012 which contained an unqualified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

February 27, 2012

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2011	December 31 2010
Net Capital - Total stockholder's equity	$ 2,975,929	$ 3,217,965
Deductions - Non-allowable assets		
Accounts receivable - Trade greater than 30 days	46,539	90,082
Accounts receivable - Due from related parties	454,595	421,691
Property and equipment	397,333	358,036
Haircut on securities and contractual commitments	195,731	233,396
Other assets	74,090	56,441
Net Capital	1,807,641	2,058,319
Minimum Net Capital Requirement	100,000	106,583
Excess Net Capital	**$ 1,707,641**	**$ 1,951,736**
Excess Net Capital 1000%	**$ 1,687,641**	**$ 1,898,446**
Total Aggregate Indebtedness Net of Subordinated Debt	**$ 992,714**	**$ 1,598,736**
Ratio of Aggregate Indebtedness to Net Capital	**0.55**	**0.78**

Note: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA.

Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2011 and 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2011 and 2010.

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Co.

In planning and performing our audit of the financial statements of Lancaster Pollard & Co. for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Lancaster Pollard & Co., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recording of differences required by Rule 17a-13
3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lancaster Pollard & Co. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Lancaster Pollard & Co. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Lancaster Pollard & Co.

Because of inherent limitations in internal control on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Co.'s practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 27, 2012

plante moran

Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

To the Board of Directors
Lancaster Pollard & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) as of and for the year ended December 31, 2011, which were agreed to by Lancaster Pollard & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Noted no overpayment was applied to the current assessment as calculated on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 27, 2012